EXHIBIT 99.7

Press Release

Renewables & Energy Storage: Saft to Build the Largest

Lithium-Ion Energy Storage System in the Nordic Countries

Paris, November 20, 2019 – Saft, a wholly-owned subsidiary of Total, has won an order for three Intensium Max 20 High Energy containers from TuuliWatti, the Finnish wind developer and operator. The Lithium-Ion (Li-ion) energy storage system (ESS) will support frequency regulation at a 21 megawatt (MW) wind farm in northwestern Finland. It will also optimize the wind power, as well as provide backup and black start capabilities.

The Li-Ion ESS, the largest in the Nordic countries, is sized to provide an energy storage capacity of 6.6 MWh and deliver 5.6 MW of power for frequency regulation throughout its 15-year lifetime. It comes in three integrated containers of 2.2 MWh each, designed and manufactured at Saft’s site in Bordeaux, France.

Commenting on the contract, Tommi Riski, Portfolio Manager for Power at TuuliWatti, said: “TuuliWatti’s goal is to be the leading wind power developer and producer in the Arctic region. Saft’s high-energy containers will help us achieve this at Viinamäki by improving the competitiveness of wind power. They provide a fast response in challenging environmental conditions, as well as the energy storage capacity to support grid stability, allowing us to adjust the output of our wind farm immediately.”

Hervé Amossé, Executive Vice-President ESS division at Saft added: “This contract is an early commercial success for Saft’s latest lithium-ion energy storage system, launched in May 2019. The Intensium Max 20 HE container offers more than twice the energy storage capacity of previous Saft containers and provides best-in-class energy density, lifetime and assured performance. It builds on Saft’s track record of success with high-power energy storage systems.”

Saft launched the Intensium Max 20 HE to address the majority of grid, renewables, commercial and industrial applications that require large-scale ESS solutions with discharge times of around two hours.

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About Saft

Saft specializes in advanced technology battery solutions for industry, from design and development to production, customization and service provision. For 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space. Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments from the Arctic Circle to the Sahara Desert. Saft is a wholly-owned subsidiary of Total, a major energy player that produces and markets fuels, natural gas and low-carbon electricity.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Saft Contacts

Media Relations: +33 1 58 63 16 60 l karen.hollington@saftbatteries.com

                             +33 1 58 63 16 92 l diana.mejia@saftbatteries.com

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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